APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Malcolm X Brothers, Inc.
Income Statement - unaudited
For the periods ended 12-31-21

	Current Period
	31-Dec-21
REVENUES	
Sales	$ 6,761.00
Other Revenue	-
TOTAL REVENUES	**6,761.00**
COST OF GOODS SOLD	
Cost of Sales	2,443.00
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	2,443.00
GROSS PROFIT (LOSS)	4,318.00
OPERATING EXPENSES	
Repairs & Maintenance	1,364.00
Bank Charges	50.00
Insurance	1,455.00
Independent Contractors	8,273.00
Supplies	732.00
Telephone	664.00
Travel	145.00
Utilities	833.00
Freight Out	1,292.00
TOTAL OPERATING EXPENSES	14,808.00
OPERATING PROFIT (LOSS)	(10,490.00)
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	-
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-
NET INCOME (LOSS)	$ (10,490.00)

Malcolm X Brothers, Inc.
Balance Sheet - unaudited
For the period ended 12/31/21

	Current Period
	31-Dec-21
ASSETS	
Current Assets:	
Cash	$ 17,732.00
Total Current Assets	17,732.00
Fixed Assets:	
Land	-
Buildings	65,077.00
Less: Accumulated Depreciation	(6,737.00)
Total Fixed Assets	58,340.00
Other Assets:	
Other Assets	6,140.00
Total Other Assets	6,140.00
TOTAL ASSETS	$ **82,212.00**
LIABILITIES	
Current Liabilities:	
Other Liabilities	13,583.00
Current Portion of Long-Term Debt	-
Total Current Liabilities	13,583.00
Long-Term Liabilities:	
Notes Payable	86,856.00
Less: Current portion of Long-term debt	-
Total Long-Term Liabilities	86,856.00
EQUITY	
Capital Stock/Partner's Equity	(18,227.00)
Opening Retained Earnings	-
Dividends Paid/Owner's Draw	-
Net Income (Loss)	-
Total Equity	(18,227.00)
TOTAL LIABILITIES & EQUITY	$ **82,212.00**

I, Benjamin Hill, certify that:

1. The financial statements of Malcolm X Brothers included in this Form are true and complete in all material respects; and
2. The tax return information of Malcolm X Brothers included in this Form reflects accurately the information reported on the tax return for Malcolm X Brothers for the fiscal year ended 2021 (most recently available as of the Date of this Form C).

Signature   *Benjamin Hill*

Name: Benjamin Hill

Title: Managing Partner